Paul W. Lee 617.570.1590 PLee@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 6, 2007

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, D.C. 20549

Attention: Christian Windsor

Re:
Danvers Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-145875

Dear Mr. Windsor:

        This letter is submitted on behalf of Danvers Bancorp, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to Amendment No. 1 to the Company's Registration Statement on Form S-1 filed on October 22, 2007 ("Amendment No. 1"), as set forth in your letter dated November 1, 2007 addressed to Kevin T. Bottomley, Chairman, President and Chief Executive Officer of the Company (the "Comment Letter"). The Company is concurrently filing pre-effective Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which includes changes that reflect responses to the Staff's comments.

        For reference purposes, the text of the Comment Letter has been reproduced herein with responses below for each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff's comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from Amendment No. 1).

General

        1.     Please note the updating requirements of Rule 3-12 of Regulation S-X.

RESPONSE:    The Company acknowledges the Staff's comment. The age of the financial statements included in the prospectus contained in Amendment No. 2 complies with the requirements of Rule 3-12 of Regulation S-X.

        2.     Please file on EDGAR a redline copy of your amended S-1.

RESPONSE:    In response to the Staff's comment, the Company advises the Staff that the Company will file a redline copy of Amendment No. 1 marked to show changes from the Company's Registration Statement on Form S-1 filed on September 7, 2007, as requested.

        In addition, the Company advises the Staff that the Company will file a redline copy of Amendment No. 2 marked to show changes from Amendment No. 1.

        3.     Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters has received clearance by the Financial Industry Regulatory Authority (formerly NASD). Refer to NASD Rule of Conduct 2710.

RESPONSE:    In response to the Staff's comment relating to Financial Industry Regulatory Authority ("FINRA") (formerly NASD) clearance, the Company advises the Staff that the Company expects to receive clearance from FINRA by November 9, 2007. The Company undertakes to inform the Staff, prior to the effectiveness of the Company's registration statement, as to whether FINRA has provided an opinion that it has no objections to the proposed underwriting and other terms and arrangements.

Front Cover Page of the Registration Statement

        4.     Please provide in footnote (1) to the "Calculation of Registration Fee" table, a breakdown of the shares being issued. The breakdown should state the number of shares being offered for sale in the stock offering and the number of shares being issued to the Danversbank Charitable Foundation.

RESPONSE:    In response to the Staff's comment, the Company has revised footnote (1) to the "Calculation of Registration Fee" table to provide a breakdown of the shares being issued. The revised footnote discloses the number of shares being offered for sale in the stock offering, as well as the number of shares being issued to The Danversbank Charitable Foundation, Inc.

Front Cover Page of the Prospectus

        5.     Please include in this section the number of shares to be issued to the Danversbank Charitable Foundation.

RESPONSE:    In response to the Staff's comment, the Company has revised the front cover page of the prospectus to provide the number of shares being issued to The Danversbank Charitable Foundation, Inc.

Summary

After-Market Stock Price Performance by Independent Appraiser, page 9

        6.     Please delete the Average and Median numbers from the "Through August 10, 2007" column.

RESPONSE:    In response to the Staff's comment, the Company has deleted the Average and Median numbers from the "Through August 10, 2007" column on page 9 of the prospectus contained in Amendment No. 2.

Capitalization, page 31

        7.     Please revise footnote 8 to disclose what adjustments you make to consolidated GAAP total assets to determine "pro forma consolidated GAAP total assets."

RESPONSE:    In response to the Staff's comment, the Company has revised its disclosure in footnote (8) on page 39 of the prospectus contained in Amendment No. 2 to provide a reconciliation of "pro forma consolidated GAAP total assets" to consolidated GAAP total assets, disclosing all adjustments.

Pro Forma Data, page 42

        8.     Please revise your footnotes to this table to disclose the assumed interest rate used to calculate the pro-forma ESOP expense presented in this table, and in the table on page 45.

RESPONSE:    In response to the Staff's comment, the Company has revised its disclosure in the footnote (2) on page 43 and footnote (2) on page 45 of the prospectus contained in Amendment No. 2 to disclose that, for purposes of the tables, the interest rate used in the calculation of pro forma employee stock ownership plan expense is assumed to be 8.0%.

Comparison of Operating Results For the Years Ended December 31, 2006 and 2005, page 56

        9.     Please refer to our prior comment 12 in our letter dated October 2, 2007. We note that you deleted the statement that the increase in non-interest expense was primarily due to scheduled rent increases, and we note your revised disclosures in your financial statements. Please clarify to us what you meant when you disclosed that the increase in your non-interest expense was primarily due to scheduled rent increases, and clarify the reasons for subsequently deleting that disclosure.

RESPONSE:    In response to the Staff's comment relating to non-interest expense and scheduled rent increases, the Company advises the Staff that, upon a more detailed examination by the Company of the components of occupancy expense for the year ended December 31, 2006, the increase in occupancy expense was comprised primarily of three components. These three components were (i) increases in depreciation of leasehold improvements related to the Company's expanding branch and premises footprint, (ii) annualized rent expense related to the opening of the Company's Boston office in October 2005 and (iii) the Company's expansion into Saugus in 2006. Accordingly, the Company revised its disclosure on page 57 of the prospectus contained in Amendment No. 2 to include the first three components and delete the last.

Business of Danversbank

Sources of Funds

Deposits, page 84

        10.   Please refer to our prior comment 15 in our letter dated October 2, 2007. We note that the information presented in your table on page 84 still presents the balance of each deposit category as of the period end. Please revise this table to disclose average deposit account balances for each category of deposits. Refer to Item V.A of Industry Guide 3. Alternatively, please revise the average balance disclosure on page 51 to separately present non-interest bearing deposits from your other non-interest bearing liabilities.

RESPONSE:    In response to the Staff's comment, the Company has revised the tabular disclosure of average balances on page 51 of the prospectus contained in Amendment No. 2 to present non-interest bearing deposits separately from other non-interest bearing liabilities.

Compensation Discussion and Analysis

Elements of Executive Compensation, page 110

        11.   Please identify each company in the peer group used to benchmark total compensation of the named executive officers. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

RESPONSE:    In response to the Staff's comment, the Company advises the Staff that two peer groups were used in analyzing compensation for the named executive officers. Accordingly, the Company has revised its disclosure on pages 110 and 111 of the prospectus contained in Amendment No. 2 to identify each company in each of the two peer groups.

        12.   Please disclose the extent to which named executive officers are receiving total compensation at the targeted median level. Include the dollar amounts of this target. To the extent that actual compensation was different from the targeted level, please provide an analysis as to the reason(s) for the difference.

RESPONSE:    In response to the Staff's comment, the Company has revised its disclosure on pages 110 through 112 of the prospectus contained in Amendment No. 2 to (i) clarify the Company's peer group benchmarking, (ii) include the target compensation levels and (iii) provide an analysis regarding the extent to which named executive officers received total compensation that differed from the targeted levels.

        In addition, the Company advises the Staff that the compensation committee used two peer groups in analyzing compensation for its named executive officers. The first peer group included banks with assets of $750 million to $1.5 billion, and the second peer group included banks with assets greater than $1.5 billion. The compensation committee evaluated the annual cash compensation program, which included base salary and incentive bonus, against a targeted level representing the 75th percentile of the first peer group.

        The Company also advises the Staff that, for each named executive officer, the compensation committee reviewed the officer's 2005 performance and determined that the officer's performance justified compensation at or near the targeted levels. The compensation committee was comfortable with Mr. O'Neil's compensation being greater than the 75th percentile of the first peer group because of his experience and his credit and loan skills. Mr. O'Neil's total compensation remained below the 25th percentile of the second peer group. Similarly, the compensation committee was comfortable with Mr. Terry's compensation approaching the compensation target for the Senior Loan Officer, despite the fact that Mr. Terry was Senior Vice President of Commercial Lending, primarily because of his prior experience as chief loan officer at a competitor bank. Mr. Terry's total compensation also remained below the 25th percentile of the second peer group. The Company has historically targeted Chief Financial Officer compensation at the 50th percentile of the first peer group, which the compensation committee believed was appropriate for a chief financial officer in a non-publicly traded company. In 2006, Mr. Panella was at or near the targeted level for his position, and the compensation committee will consider adjusting the targeted Chief Financial Officer compensation level upward following the conversion.

        The Company respectfully advises the Staff that, because of the difficulty in obtaining information regarding phantom stock plans of other companies, the phantom stock awards were not analyzed using any targeted peer group levels.

Phantom Stock Plan, page 111

        13.   As previously requested, please discuss the factors which determined the amounts awarded under your phantom stock plan. In particular, please discuss the measurements of individual and corporate performance which impacted the size and vesting of awards during 2006.

RESPONSE:    In response to the Staff's comment, the Company has revised its disclosure on page 113 of the prospectus contained in Amendment No. 2 to provide further discussion of the awards under the phantom stock plan.

        The Company advises the Staff that the phantom stock plan includes a formula that prescribes the maximum number of phantom shares available for grants each year. The phantom share program expense is also subject to a cap of 14% of the Company's net income, and this cap was triggered in 2006, reducing the number of shares available for grants accordingly. The compensation committee has sole discretion to allocate the available phantom shares among the Company's directors and officers each year. Each outside director is granted 500 phantom shares annually. Each officer has a set of individual goals upon which his or her performance is evaluated by the compensation committee on a subjective basis, and this subjective evaluation is the basis for the officer's individual annual phantom share grant. Upon achievement of the subjective goals, the compensation committee granted 27% of the available phantom shares to the Chief Executive Officer and granted slightly less than half of that number to each of the Chief Operating Officer and Senior Loan Officer in 2006. In determining the individual annual phantom share grants for officers other than Chief Executive Officer, the compensation committee considers the recommendations of the Chief Executive Officer. Phantom share awards to officers are subject to five-year cliff vesting, therefore all phantom shares that vested in 2006 related to grants made in 2001. Neither corporate nor individual performance in 2006 affected the vesting of phantom shares in 2006.

Financial Statements

Note 1, Summary of Significant Accounting Policies, page F-7

        14.   Please refer to our previous comment 26 in our letter dated October 2, 2007. In your response, you stated that you accounted for the acquisition of Revere MHC as a purchase in accordance with APB 16. Please tell us the following:

  •
  Clarify if the cash paid in the merger was to acquire RFS Bancorp's minority interests outstanding;

  •
  If the cash paid in the merger was to acquire the minority interests outstanding, please tell us the facts and circumstances you considered in concluding that the entire merger of Revere MHC into Danvers Bancorp should be accounted for as a purchase transaction under the requirements of APB 16. Specifically state which provisions of paragraphs 46-48 of APB 16 you did not meet; and,

  •
  Disclose the amount of core deposit intangible amortization you recognized during each period presented.

RESPONSE:    In response to the Staff's comment, the Company advises the Staff that on September 26, 2001, the MHC completed the acquisition of Revere Federal Savings Bank for a total purchase price of $10,260,215, which included the purchase of 390,156 shares of RFS Bancorp, Inc. at a $22.75 per share price, direct acquisition costs of $1,011,266 and the assumption of liabilities of $372,900. Revere Federal Savings Bank was a wholly-owned subsidiary of RFS Bancorp, Inc., a stock holding company, which was, in turn, a subsidiary of Revere, MHC, a mutual holding company. The MHC acquired 100 percent of RFS Bancorp, Inc.'s publicly issued common stock, liquidated RFS Bancorp, Inc., merged Revere, MHC into the MHC, and merged Revere Federal Savings Bank into Danversbank.

        In the Company's previous response relating to the criteria utilized to account for the Revere business combination, the Company indicated that the business combination was accounted for as a purchase in accordance with APB 16. However, this statement was incorrect. Upon further review by the Company of its relevant files, the Company located internal documentation indicating that the authoritative guidance used in accounting for the transaction was SFAS No. 141. Purchase accounting was applied to the entire transaction, primarily due to the $10.3 million cash payment to acquire Revere MHC in its entirety, including the minority interest.

        The Company also advises the Staff that, according to paragraph A.5 of SFAS No. 141, paragraph 14 continues the practice established by Opinion 16 of accounting for the acquisition of non-controlling equity interests of a subsidiary (commonly referred to as a minority interest) using the purchase method. Per APB 16—paragraph 43, the Accounting Principles Board concluded that the purchase method and the pooling of interests method are not alternatives in accounting for the same business combination, and that "a single method should be applied to an entire combination; the practice now known as part-purchase, part-pooling is not acceptable."

        In addition, the Company advises the Staff that the provisions of SFAS No. 141 applied to all business combinations initiated after June 30, 2001, three months prior to the closing of the Company's Revere business combination transaction. In 2001, practice was clearly evolving regarding the appropriate accounting treatment for the unique transactions involving mutual holding companies and subsidiaries with outstanding minority interests. The decision to apply purchase accounting to the entire transaction was based on consultations with subject matter experts from the Company's accountants at the time, and from the Company's three primary regulators, all of whom approved the transaction.

        The Company further advises the Staff that the Company acknowledges that current practice for transactions similar to the Company's Revere business combination transaction includes the part-purchase, part-pooling methodology. If this methodology was applied to the Revere transaction, the Company has determined that goodwill in the amount of approximately $4.8 million would have resulted, and that the Company's recorded core deposit intangible for the transaction would be reduced by approximately $300,000 at the acquisition date. Assuming no impairment in the goodwill at June 30, 2007, and considering the reduction in core deposit intangible, total assets would increase by $4.5 million, or 0.35% of total assets, which the Company deems to be immaterial. In addition, retained earnings would increase by $4.6 million, or 7% of total retained earnings, prior to the stock conversion and 2.9%, 2.6%, 2.4% and 2.2% after the conversion at the minimum, midpoint, maximum and adjusted maximum proceeds, respectively. The Company's regulatory capital ratios would remain substantially unchanged, as intangible assets are deducted from capital for regulatory capital purposes. Accordingly, the Company has concluded that the capital impacts of applying the part-purchase, part-pooling methodology would also be immaterial to the Company's consolidated financial statements.

        In response to the third bullet point in the Staff's comment, please refer to Note 3 of the Notes to Consolidated Financial Statements on page F-18 of the prospectus contained in Amendment No. 2 for the amount of core deposit intangible amortization recognized for the periods presented.

Reclassifications and Restatement, page F-12

        15.   We note that you have restated your financial statements. Please refer to paragraph 26 of SFAS 154 and revise your disclosures to address the following:

  •
  Please obtain a new independent auditor's report that includes an explanatory paragraph addressing the restatement. Please ensure the date on the updated opinion covers the restatement period;

  •
  Please revise to disclose, in tabular form, the effect of the correction on each financial statement line item. Disclose the balances of each line item affected prior to the restatement, the effect of the restatement, and the balances subsequent to the restatement;

  •
  Please present the disclosures describing the restatement in a separate footnote at the beginning of the notes to your financial statements; and,

  •
  Please revise all affected primary financial statements, and all relevant tabular disclosures as restated for each period affected.

RESPONSE:    In response to the first bullet point in the Staff's comment, the Company has obtained a new report that includes an explanatory paragraph addressing the restatement, and the date on the updated report covers the restatement period.

        In response to the second bullet point in the Staff's comment, the Company has revised its disclosure on pages F-7 through F-10 of the prospectus contained in Amendment No. 2 to provide, in tabular form, the effect of the restatement on each line item, disclosing (i) the balances of each line item affected prior to the restatement, (ii) the effect of the restatement and (ii) the balances subsequent to the restatement.

        In response to the third bullet point in the Staff's comment, the Company has revised its disclosure on page F-7 of the prospectus contained in Amendment No. 2 to provide a separate footnote describing the restatement.

        In response to the fourth bullet point in the Staff's comment, the Company has revised the primary financial statements and relevant tables affected by the restatement, which appear on pages F-25, F-32 and F-33 of the prospectus contained in Amendment No. 2.

Note 13, Income Taxes, page F-26

        16.   We note your response to our prior comment 27 in our letter dated October 2, 2007. Please revise to disclose the following additional information:

  •
  Please disclose how you determined that the "disallowed interest income on municipal bonds in 2005" constituted a change in estimate and not an error;

  •
  Please disclose why the adjustment related to "disallowed interest income on municipal bonds in 2005" was not taken during the period in which your estimate changed;

  •
  Please disclose the specific nature of the book tax differences that gave rise to the over-accruals incurred in periods prior to 2002 and specifically how you determined that the reversal was a change in estimate and not a correction of an error; and,

  •
  Please tell us why the over-accruals incurred in periods prior to 2002 were not reversed during the period in which your estimate changed

RESPONSE:    In response to the first bullet point in the Staff's comment, the Company advises the Staff that, in accordance with APB Opinion No. 23, Interim Financial Reporting, the Company makes its best estimate of the effective tax rate expected to be applicable for the full fiscal tax year. This estimate includes an estimate of projected municipal bond income relative to taxable income, as well as the related interest expense that will be disallowed in connection with the income received. At the end of each reporting period, management evaluates the reasonableness of the Company's income tax accruals. To the extent that such accruals differ from final calculations derived from the preparation of the Company's income tax returns, such differences are evaluated for materiality and recorded in the period identified.

        In response to the second bullet point, the Company advises the Staff that the adjustment related to "disallowed interest income on municipal bonds in 2005" was in fact taken during the period that the difference was identified, namely 2006. To determine the appropriate income tax allocation for the interim period (the six months ended June 30, 2006), this adjustment was allocated on a proportional basis, and reflects 6% of the federal tax amount for both the interim period and the year ended December 31, 2006. Management believes this reflects compliance with APB No. 28, and respectfully concludes that further disclosure in Note 13 would not be necessary.

        In response to the third and fourth bullet points, the Company advises the Staff that, as discussed with members of the Staff, the specific nature of the book/tax differences that gave rise to the over-accruals incurred in periods prior to 2002 is not readily available and was not available in 2002. The demise of the Company's independent audit firm, which also prepared the Company's tax returns at that time, contributed to a lack of sufficient detail to support income tax accruals. For the periods ended December 31, 2001 and 2002, respectively, there were no fewer than four firms involved in the evaluation and rendering of the Company's tax position. As a result, income tax accruals were reversed in 2002 to a level that management believed was reasonable and that allowed for some level of uncertainty given the lack of continuity and the insufficient available detail. As tax years closed, management became more certain of the Company's income tax accruals. In 2006, management revised the Company's tax accruals to reflect management's best estimate of the current and deferred amounts payable or receivable. This reversal has been identified in the reconciliation of the effective tax rate to provide transparency, and management believes it would be difficult to provide further meaningful disclosure.

Note 17, Employee Benefit Plans, page F-33

        17.   Please refer to our previous comment 30 in our letter dated October 2, 2007. The value of your shares appear to be payable in cash upon demand after the shares are vested. Please disclose where you have recorded the liability related to the phantom shares in your financial statements, Refer to paragraph 9 of SFAS 150.

RESPONSE:    In response to the Staff's comment, the Company has revised page F-37 of the prospectus contained in Amendment No. 2 to disclose that the Company has recorded the liability related to the phantom shares in other liabilities.

Exhibits

        18.   We may have further comments once additional exhibits are filed. Therefore, please provide the staff with copies as soon as practicable.

RESPONSE:    The Company is filing additional exhibits with Amendment No. 2 in response to the Staff's comment and acknowledges the Staff's comment with respect to exhibits that had not been filed.

Exhibit 23.2

        19.   Please revise to provide an updated auditors consent.

RESPONSE:    In response to the Staff's comment, the Company advises the Staff that an updated auditors consent is being provided as an exhibit to Amendment No. 2.

*  *  *

        If you should have any questions concerning these responses or require any additional information, please contact the undersigned at (617) 570-1590 or Sean Jensen at (617) 570-8117.

Sincerely,

/s/ Paul W. Lee

PWL:pfs

cc:	Kevin T. Bottomley, Danvers Bancorp, Inc. L. Mark Panella, Danvers Bancorp, Inc. Richard A. Schaberg, Thacher Proffitt & Wood LLP William P. Mayer, Goodwin Procter LLP